OMB APPROVAL
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:	3235-0145
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SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 1 )



TAL Education Group
(Name of Issuer)
Class A Common Shares, par value $.001
(Title of Class of Securities)
874080104
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
X Rule 13d-1(c)
  Rule 13d-1(d)



CUSIP No.

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management Company (Cayman) Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
(b) x

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

5.SOLE VOTING POWER


6.SHARED VOTING POWER


11,078,928 (upon conversion of the American Depositary Shares)*


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER


11,078,928 (upon conversion of the American Depositary Shares)*


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,078,928 (upon conversion of the American Depositary Shares)*


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.09% (upon conversion of the American Depositary Shares)*


12.TYPE OF REPORTING PERSON*

OO
* See Item 4.



CUSIP No.

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management Company Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a)
(b) x


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH


5.SOLE VOTING POWER


6.SHARED VOTING POWER


11,078,928 (upon conversion of the American Depositary Shares)*


7.SOLE DISPOSITIVE POWER




8.SHARED DISPOSITIVE POWER


11,078,928(upon conversion of the American Depositary Shares)*


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,078,928 (upon conversion of the American Depositary Shares)*


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.09%  (upon conversion of the American Depositary Shares)*


12.TYPE OF REPORTING PERSON*

IA

* See Item 4.



CUSIP No.

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Dragon Billion China Master Fund


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a)
(b) x


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

5.SOLE VOTING POWER




6.SHARED VOTING POWER


11,078,928 (upon conversion of the American Depositary Shares)*


7.SOLE DISPOSITIVE POWER




8.SHARED DISPOSITIVE POWER


11,078,928 (upon conversion of the American Depositary Shares)*


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,259,128 (upon conversion of the American Depositary Shares)*


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.57% (upon conversion of the American Depositary Shares)*


12.TYPE OF REPORTING PERSON*

OO
* See Item 4.


1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Yijun Liu


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*




3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Peoples Republic of China
NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH


5.SOLE VOTING POWER




6.SHARED VOTING POWER


11,078,928 (upon conversion of the American Depositary Shares)*


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER

11,078,928 (upon conversion of the American Depositary Shares)*


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,078,928 (upon conversion of the American Depositary Shares)*


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.09% (upon conversion of the American Depositary Shares)*


12.TYPE OF REPORTING PERSON*

IN, HC
* See Item 4.



Item 1.		(a)	Name of issuer:

		TAL Education Group (the Issuer)

(b)	Address of Issuers Principal Executive Offices:
		18/F, Hesheng Building
		32 Zhongguancun Avenue, Haidian District
		Beijing 100080
		Peoples Republic of China

Item 2.		(a)	Name of person filing:

This statement is filed on behalf of each of the following persons (together, the Reporting Persons):

(i)	Prime Capital Management Company (Cayman) Limited (Prime
Capital Cayman)
(ii)	Prime Capital Management Company Limited (Prime Capital HK)
(iii)	Dragon Billion China Master Fund (the Fund)
(iv)	Mr. Yijun Liu (Mr. Liu)

This statement relates to Class A common shares of the Issuer held by the Fund and two managed accounts in the form of American depositary Shares. Prime Capital Cayman and Prime Capital HK are the Investment Manager and the Investment Adviser, respectively, for the Fund and two managed accounts and have been granted discretion over the portfolio investments of the Fund and the managed accounts, including the Issuers American Depositary Shares. Prime Capital HK is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940.

Mr. Liu is the Director of Prime Capital Cayman, Prime Capital HK and the manager of the Fund.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business offices of Prime Capital HK is:

Unit 2303, Low Block
Grand Millennium Plaza
181 Queens Road Central
Hong Kong

The address of the principal business offices of Prime Capital
Cayman and the Fund is:

c/o Campbells Corporate Services Limited
Floor 4 Willow House Cricket Square
P.O. Box 268
Grand Cayman KY1-1104
Cayman Islands

(c)	Citizenship:

Prime Capital HK is a Hong Kong limited company. Mr. Yijun Liu is an individual from Peoples Republic of China. The other
Reporting Persons are Cayman Islands exempted companies.

(d)	Title of Class of Securities:

American Depositary Shares, par value $.001 per share, each convertible into two Class A common shares, par value $.001, of the issuer.

(e) CUSIP Number: 874080104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a N/A

Item 4. Ownership.

(a) Amount beneficially owned:

As of December 31, 2012, each of Prime Capital Cayman, Prime
Capital HK, the Fund and Mr. Liu may be deemed to be the beneficial owner of 11,078,928 Class A common shares of the Issuer upon conversion of 5,539,464 American Depositary shares of the Issuer.

(b)	Percent of class:

As of December 31, 2012, Prime Capital Cayman, Prime Capital HK, the Fund and Mr. Liu may be deemed to be the beneficial owner of approximately 7.09%, in the aggregate, of the total number of ordinary shares outstanding upon conversion of the American Depositary Shares. (based on the Form 6-K filed by the Issuer with the SEC on January 24, 2013, indicating that there were 68,314,000 Class A common shares and 87,806,000 Class B common shares as of November 30, 2012).

As of December 31, 2012, Prime Capital Cayman, Prime Capital HK, the Fund and Mr. Liu may be deemed to be the beneficial owner of approximately 16.21% of the total number of shares of Class A ordinary shares outstanding upon conversion of the American Depositary Shares. (based on the Form 6-K filed by the Issuer with the SEC on January 24, 2013, indicating that there were 68,314,000 Class A common shares as of November 30, 2012).

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
0
(ii)	Shared power to vote or to direct the vote:
11,078,928 (upon conversion of the American Depositary Shares)
(iii)	Sole power to dispose or to direct the disposition of:
0
(iv)	Shared power to dispose or to direct the disposition of:
11,078,928 (upon conversion of the American Depositary Shares)

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the
Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a Participant in any transaction having that purpose or effect.

The remainder of this page intentionally left blank.








SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2013 	 PRIME CAPITAL MANAGEMENT COMPANY (CAYMAN)
LIMITED



					  By: Vivian Chan
					  Name: Vivian Chan
               			          Title: Authorized Signatory

Date: February 5, 2013		  PRIME CAPITAL MANAGEMENT COMPANY
LIMITED




					  By: Vivian Chan
					  Name: Vivian Chan
					  Title: Authorized Signatory

Date: February 5, 2013		  DRAGON BILLION CHINA MASTER FUND




                                          By: Vivian Chan
					  Name: Vivian Chan
					  Title: Authorized Signatory

Date: February 5, 2013		  YIJUN LIU




                                          By: Yijun Liu
					  Name: Yijun Liu


Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Shares of TAL Education Group, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute on and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 5th day of February, 2013.

Date: February 5, 2013 	PRIME CAPITAL MANAGEMENT COMPANY(CAYMAN)
LIMITED



					  By: Vivian Chan
					  Name: Vivian Chan
					  Title: Authorized Signatory

Date: February 5, 2013		  PRIME CAPITAL MANAGEMENT COMPANY
LIMITED



					  By: Vivian Chan
					  Name:Vivian Chan
					  Title: Authorized Signatory

Date: February 5, 2013		  DRAGON BILLION CHINA MASTER FUND




                                          By: Vivian Chan
					  Name: Vivian Chan
					  Title: Authorized Signatory

Date: February 5, 2013		  YIJUN LIU




                                          By: Yijun Liu
					  Name: Yijun Liu